EXHIBIT 16.1

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Commissioners

Commissioners:

We have read Item 4.01(a) of Form 8-K dated December 17, 2007, of ZAP, attached, and are in agreement with the statements made with respect to information provided regarding Odenberg, Ullakko, Muranishi & Co. LLP. We have no basis to agree or disagree with other statements of the registrant contained therein.

On December 14, 2007, we sent a notice, dated December 13, 2007, of the termination of the client-auditor relationship to ZAP via overnight courier, and to the PCAOB Letter File, Office of the Chief Accountant, Securities and Exchange Commission, via facsimile.

Odenberg,Ullakko,Muranishi & Co.LLP
December 17, 2007